Prospectus for the Sale of                     Filed pursuant to Rule 424(b)(3)
Common Stock by Owner                          Registration No 333-73457
other than the Issuer



                                  [Venus logo]



                        1,100,000 SHARES OF COMMON STOCK

This prospectus covers the resale of 1,100,000 shares of Venus Exploration common stock owned by Stratum Group, L.P.


Stratum may offer these shares from time to time in various types of transactions, including sales on the open market and in privately negotiated transactions. These sales may be at fixed prices, at prevailing market prices, varying prices and negotiated prices. Venus Exploration has no underwriting arrangements with respect to this offering, and we will not receive any proceeds from these resales of our common stock.

The common stock is traded on the Nasdaq SmallCap Market(SM) under the symbol VENX.
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This investment involves a high degree of risk, and you should purchase shares only if you can afford a complete loss of your investment. Please consider the "Risk Factors" beginning on page 5 before you make an investment in the shares covered by this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities. None of those agencies has determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                               February 14, 2000.

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         You should rely only on the information contained in this document or on information to which we have referred you. We have not authorized anyone else to provide you with information that is different.

         This prospectus covers only offers to sell and solicitations of offers to buy the 1,100,000 shares of common stock held by Stratum. However, in any situation in which the circumstances would make an offer or a solicitation unlawful, this prospectus will not be considered to cover that offer to sell or that solicitation of an offer to buy.

         You should remember that the information contained in this prospectus is correct as of February 14, 2000. You should not assume that the information will remain correct after that date. For example, just because this prospectus is delivered after that date, you should not presume that Venus Exploration's affairs are the same as they were on February 14, 2000. If there are material changes in Venus Exploration's affairs, we will disclose those changes to you by filing a post-effective amendment updating the information in this prospectus.

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                                TABLE OF CONTENTS

                                                                                                               Page
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Summary  .........................................................................................................3
Risk Factors......................................................................................................5
Forward-Looking Statements.......................................................................................16
Venus Exploration, Inc...........................................................................................17
Recent Developments..............................................................................................18
Description of Capital Stock.....................................................................................23
Use of Proceeds..................................................................................................23
Selling Stockholders.............................................................................................23
Plan of Distribution.............................................................................................25
Legal Matters....................................................................................................26
Experts  ........................................................................................................26
Disclosure of SEC Position on Indemnification for Securities Act Liabilities.....................................27
Where You Can Find More Information..............................................................................28
Information Incorporated by Reference............................................................................28

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                                     SUMMARY

         In this prospectus, when we use the terms "Venus Exploration," "we," "us" or "our," we are referring to Venus Exploration, Inc., together with our subsidiaries and predecessors, unless the context of the statement in which the term is used indicates another meaning.

The Company

         Venus Exploration has been engaged in the exploration, development and acquisition of oil and gas properties since 1996. We presently have oil and gas properties, acreage and production in nine states; however, we focus our primary exploration and development activity in Texas, Oklahoma and Louisiana. Venus Exploration is a Delaware corporation. Our principal executive offices are located at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209, and our telephone number is (210) 930-4900.

Recent Developments

         Sale of EXUS Energy Properties. On June 30, 1999, we acquired an interest in some oil and gas properties in Jackson Parish, Louisiana. Apache Corporation was the seller, and the buyer was EXUS Energy LLC, a limited liability company that was owned equally by us and EXCO Resources, Inc. The gross purchase price was $28.5 million, and the net purchase price was $27.6 million. The adjustments made to arrive at the net purchase price were mostly adjustments for production between the effective date of March 1, 1999, and the date of closing. We financed all of our 50% of the investment in the acquisition through a combination of debt to EXCO Resources and a line of credit set up by EXUS Energy.

         On December 31, 1999, we sold our interest in the EXUS Energy properties, as did EXCO Resources. The gross purchase price for our interest was $18.7 million. We used the net proceeds to repay our portion of EXUS Energy's bank debt, the convertible note to EXCO Resources, and substantially all of our outstanding secured bank debt. We expect to report a gain on the sale of approximately $4.3 million, but offsetting a part of that gain, we expect to report a loss of approximately $200,000 on the early extinguishment of debt. For a more detailed discussion of the EXUS Energy transactions, please read the first section under "Recent Developments" on page 18.

         Private Placements. In the second quarter of 1999 we completed the private placement to six investors of six unsecured convertible subordinated promissory notes totaling $1,000,000. We received net proceeds of $975,000 after legal fees and other miscellaneous expenses. We used the net proceeds for general working capital.

         In the fourth quarter of 1999, we issued a subordinated promissory note in the principal amount of $750,000 to Mr. E. L. Ames, Jr., our Chief Executive Officer and the Chairman of our Board of Directors. We applied the net proceeds of $730,000 to general working capital. For a more detailed discussion of this private placement, please read the second section under "Recent Developments," which begins on page 19.

         Property Sales. On January 27, 1999, we sold our oil and gas properties in West Virginia to Allegheny Interests, Inc., and Meridian Exploration Corporation for a gross purchase price of $1,170,000. On February 12, 1999, we sold our interest in the H.E. White Unit in

Freestone County, Texas to Petroleum Development Corporation and Warren Resources, Inc. for a sales price of $1,150,000. We used $1,650,000 out of the net proceeds from these sales to reduce our indebtedness; we used the rest for general operating expenses. Both sales were of non-core properties, and we did not operate the H.E. White Unit. For a more detailed discussion of these two sales, please read the fourth section under "Recent Developments," which begins on page 20.

         Potential Financial Defaults. During 1998 our financial situation deteriorated. Throughout 1999 we received a series of waivers from our principal lender for defaults under our credit facility. Currently, we are in default under two of the financial covenants in that credit facility. The lender waived these covenant defaults until March 31, 2000. In addition, our independent auditors raised a "going concern" question in the auditors' report on our 1998 financial statements.

         During 1999 we began implementing a plan to solve the immediate financial concerns. The private placements of the subordinated debt and the sales of properties were parts of that plan. We are also working on a number of other alternatives, including the possibility of a merger, the sale of other assets, and the issuance of debt or equity capital. Our financial condition improved significantly with the sale of the EXUS Energy properties. We have repaid substantially all of our secured bank debt. We intend to renegotiate or refinance our secured bank debt during the first quarter of 2000. For a more detailed discussion of our financial condition, please read the risk factors that address our present and future financial condition. Those risk factors begin on page 5.

         Threatened Delisting from Nasdaq SmallCap Market(SM). In April 1999 we received letters from the Nasdaq SmallCap MarketSM regarding our auditors' "going concern" question and stating that we did not meet all the Nasdaq listing criteria due to the decline in our tangible net worth. Nasdaq granted us a hearing on October 14, 1999 at which we requested more time to implement our plan to achieve compliance with Nasdaq listing requirements. After the hearing the Nasdaq Listing Qualifications Panel ruled that we could maintain our listing on a conditional basis. The panel extended the listing until January 18, 2000, on the condition that we completed a transaction in that interim that would allow us to report net tangible assets of at least $3.6 million. We completed the EXUS Energy sale transaction and have reported unaudited net tangible assets of $3.3 million as of November 30, 1999, on a pro forma basis. This is $1.3 million over the minimum required to maintain a Nasdaq listing, and we asked the panel to revise its requirement to $3.3 million of net tangible assets. On January 28, 2000, the panel informed us that it deemed us to be in compliance with Nasdaq listing requirements and that our listing would be free of the conditional status as of February 1, 2000. For a more detailed discussion of our listing with Nasdaq, please read the risk factor that addresses the delisting concern. It begins on page 14.


                                  RISK FACTORS

         You should carefully consider the following factors before you purchase shares of our common stock.

         Our Auditors Have Raised a Going Concern Question That May Negatively Impact Our Operations.

         In KPMG LLP's opinion on the results of its audit of our financial statements for fiscal 1998, KPMG states that the financial statements had been prepared assuming we would continue as a going concern. Our auditors state that our recurring losses from operations and accumulated deficit raise substantial doubt about our ability to continue as a going concern. This concern will complicate our ability to raise new capital for our business due to the negative connotations of this going concern question. As discussed in greater detail below in "-- We May Be Delisted From the Nasdaq SmallCap Market," the Nasdaq SmallCap Market has contacted us about the going concern matter raised by our auditors. If we are unable to satisfy the officials at Nasdaq that we can overcome this issue, the Nasdaq SmallCap Market could delist our common stock from trading on that market. Also, as a result of the going concern issue raised by our auditors, our vendors, suppliers, well operators and others with whom we do business may become concerned and may be unwilling to conduct business with us. Alternatively, they may demand cash deposits before supplying materials to us, or they may take other actions that could hurt our day-to-day business operations and strain our cash position.

         Our Lenders May Foreclose on Our Oil and Gas Properties Due to Our Defaults Under Financial Covenants.

         We are in default on two of our financial covenants under our credit agreement with our principal bank lender. We are required to maintain a ratio of current assets to current liabilities, as defined in the credit agreement, of at least 1:1 and a tangible net worth of at least $5,250,000. As of September 30, 1999, our current ratio was 0.5:1, which represents a current asset deficiency of $1.1 million. As of the same date, our aggregate tangible net worth was a negative $452,000.

         Our bank lender has waived these defaults through March 31, 2000. After the sale of the EXUS Energy properties, our financial condition has improved significantly. On a pro forma basis as of November 30, 1999, assuming the sale of the EXUS Energy properties occurred on November 30, 1999, our current ratio would have been 0.97:1, the current asset deficiency would have been $70,000, and our aggregate tangible net worth would have been $3.3 million. We intend either to renegotiate our bank debt with our present lender or to refinance the debt with another bank lender during the first quarter of 2000. In either case, we expect to be in compliance, and to be able to stay in compliance, with the terms of our credit facility by the end of the first quarter of 2000.

         However, if we are not successful, our bank lender may declare all amounts borrowed under the credit agreement, together with accrued interest, to be due and payable. If we do not repay the indebtedness promptly, our bank lender could then foreclose against any collateral securing the payment of the indebtedness. Substantially all of our oil and gas interests secure our bank credit agreement.

         In addition, bank lenders traditionally reserve complete discretion in determining the amount that we can borrow under our credit agreement. If oil or gas prices were to decline materially relative to the prices used by our bank lender in establishing our credit limit, if the estimated proved oil and gas reserves securing the credit agreement were to materially decline or if any other development were to occur affecting our bank lender's determination, then our bank lender could decide to lower our credit limit. If our credit limit is reduced, our bank lender can require us to pay down our outstanding debt at a time when we have not planned to do so. If we do not reduce our debt to a level below our credit limit, our bank lender may declare a default. Even if our bank lender does not declare a default before the debt matures, we may not be able to pay the debt when it does mature.

       We Currently Do Not Have Sufficient Cash Reserves to Implement Our Business Plan.

         We do not have the cash reserves or available bank credit to carry out our business plan. In order to complete more acquisitions of properties and to explore and to develop prospects, we must arrange additional capital. The cash flow generated by current operations is only sufficient to fund our general and administrative expenses. We cannot borrow additional money under our current bank credit agreement. Moreover, substantially all of our assets are pledged to our bank lender under our credit agreement.

         Our assets are predominately real property rights and intellectual information that we have developed in our exploration and development efforts. The market for these types of properties fluctuates and is generally very small. Thus, our assets may be very illiquid and not easily converted to cash. If we cannot raise more capital, we may reduce our office staff further, we may not be able to pursue acquisition opportunities, we may engage in less exploratory and development drilling, and we may default on our debt.


         We Have Not Yet Established Profitable Operations.

         Since commencing operations in 1996, Venus Exploration has not been profitable. We incurred net losses of approximately $2,007,000 for the year ended December 31, 1996, $4,168,000 for the year ended December 31, 1997, and $8,670,000 for the year ended December 31, 1998. Our net losses were approximately $5,306,000 for the nine months ended September 30, 1998, and $1,500,000 for the nine months ended September 30, 1999.

         We may never generate sufficient revenues to achieve profitability, excluding gains that we may report from sales of assets. Even if we attain profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. At September 30, 1999, we had an accumulated deficit of approximately $17.7 million.

         We May Use More Expensive or Non-Traditional Financing to Fund Our Business Plan.

         We may use non-traditional sources of financing to acquire properties or to fund our capital expenditures, including the costs of drilling wells. For example, if we find unencumbered properties to buy, we may use financing that is secured only by those properties and the oil and gas production from those properties. In an arrangement like that, the lender will have no recourse against our other assets, and it may require us to pay a higher rate of interest on the indebtedness.

          In addition, we may issue short-term or bridge financing, including indebtedness, or issue preferred stock or other securities in order to raise capital. Given our recent financial condition, if we issue these securities, the purchaser may require us to pay a premium or to agree to more onerous conversion or other terms.

         We Are Significantly Affected by Changes in the Market Prices of Oil and Gas.

         Historically, the market prices for oil and gas have been volatile, and they are likely to continue to be volatile in the future. We sell most of our oil and gas at current market prices rather than through fixed-price contracts. Thus, volatility in market prices can jeopardize our financial condition, operating results and future growth. Sharply reduced oil and gas prices during 1998 and early 1999 hurt our results of operations, our access to capital and the estimated value of our oil and gas reserves. They also increased our operating losses. The price volatility is the result of factors beyond our control including:
        o    domestic and foreign political conditions,
        o    the overall supply of, and demand for, oil and gas,
        o    the price of imports of oil and gas,
        o    weather conditions,
        o    the price and availability of alternative fuels,
        o    overall economic conditions,
        o    exploration and drilling costs,
        o    pipeline availability and transportation costs, and
        o    federal and state regulatory and statutory developments.

         On a pro forma basis for the nine months ended September 30, 1999, taking into account the sales of non-core properties and the EXUS Energy properties, our current production is about 64% crude oil and condensate; however, our earnings and cash flow are sensitive to fluctuations in both oil and gas prices. On a pro forma basis a $0.10 per Mcf change in gas prices would have resulted in $21,500 difference in gross revenues for the nine months ended September 30, 1999. Also on a pro forma basis, a $1.00 per Bbl change in oil prices would have resulted in a $63,200 difference in gross revenue for the nine months ended September 30, 1999. "Mcf" means 1000 cubic feet of natural gas at standard atmospheric conditions, and "Bbl" means a standard 42-gallon barrel of crude oil.

         Our Use of Debt Financing Presents Various Limitations on Our
         Operations.

         We plan to incur significant indebtedness as we execute our exploration, exploitation and acquisition strategy. Our current debt structure requires us to pursue non-traditional and more expensive financing. The higher level of indebtedness that we intend to maintain will have several important effects on future operations, including:

        o a substantial portion of our cash flow from operations will be used to pay interest on the outstanding debt and will not be available for other purposes,

        o    our bank credit agreement will likely limit the uses of capital,

        o our ability to obtain additional financing in the future may be impaired, and

        o since the interest on our indebtedness is now, and likely will be, calculated with a variable rate, increases in that rate could further decrease our liquidity.

         Our Future Success Depends on Our Ability to Expand Our Reserve Base.

         Our financial condition and results of operations depend substantially upon our ability to find or acquire additional oil and gas reserves that are economically viable and to successfully develop those reserves. If we are unable to do so, our proved reserves will generally decline as those reserves are produced. As used in this prospectus, the term "proved reserves" means the estimated quantities of oil and gas that the geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions and current regulatory practices.

         The value of our company is directly related to our level of reserves. We must replace our reserves, even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance acquisitions or development. Without successful exploration, development or acquisition activities, our reserves, production and revenues will decline rapidly. We may not be able to find or acquire new reserves or to profitably develop and produce new reserves.

         Exploration is a High-Risk Activity, and the 3-D Seismic and Other Advanced Technologies We Use Are Expensive, Require Experienced Personnel, and Cannot Eliminate Exploration Risk.

         Our business strategy focuses in part on adding reserves through exploration, where the risks are greater than in acquisitions and development drilling. By definition, exploration involves operations in areas about which little is actually known. We use 3-D seismic data and other advanced technologies to identify possible new reserve locations and to reduce our exploration risk, but exploratory drilling remains speculative. Even when extensively used and properly interpreted, 3-D seismic data and other similar visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not conclusively allow an interpreter to know if hydrocarbons in the form of oil or gas are present or if they are economically producible. Our use of 3-D seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies. We could incur losses as a result of these higher expenditures. We may fail to increase our reserves through exploration.

         We May Not Identify All Acquisition Risks.

         Part of our business plan is to acquire properties already producing oil and gas and to increase the reserves attributable to those properties through development drilling. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs and potential environmental and contractual liabilities. Our assessment, however, will not reveal all existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not perform inspections on every well or pipeline, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when we identify problems, the seller may not be willing, or financially able, to give contractual protection against the problems, and we may decide to assume environmental and other liabilities in connection with acquired properties. After a property is acquired, we may discover environmental liabilities that may exceed our total net worth. These factors and others can turn an apparently beneficial acquisition into a financially disastrous liability.

         We Will Encounter Risks Associated with Drilling and Operating Wells.

         A large part of our business plan is to drill exploratory wells. Exploratory wells are wells drilled into horizons with little or no history of oil or gas production. Our business plan heightens many of the considerable risks associated with drilling in general. We encounter unexpected circumstances more often when we drill exploratory wells versus other types of wells, because we are often drilling at locations and into formations about which there is little or no information because few or no wells have been drilled at that location before. Moreover the probability that we will discover and produce oil or gas from an exploratory well is lower than drilling a development well where the chances of success are greater because of the existence of nearby wells or other data. Therefore, these risks may pose more of a danger to us than they would to a company that focuses primarily on drilling development wells. Development wells are wells drilled into known producing oil and gas fields and horizons. We anticipate drilling or participating in the drilling of five (5) development wells and three (3) exploration wells during 2000. Depending on the success of those wells, we may drill additional wells in 2000. However, even if we drill and complete these wells as producing wells, they may not produce sufficient net revenues to return a profit after our drilling, operating and other costs.

         The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors. We try to insure risks typical to companies in our industry. Some risks just come with the business; others may not be within the scope of traditional insurance policies. In our case, the following are examples of the operating hazards against which we cannot or do not insure:

        o    land title problems

        o    compliance with governmental requirements

        o    shortages or delays in the delivery of equipment and services

        o unexpected pressure or irregularities in underground formations (other than those causing a well to flow out of control above or below the surface of the ground)

        o    mechanical problems encountered in drilling a well

        o the collapse of the well bore, whether due to loss of underground formation support or failure of the well bore casing


The occurrence of an event that is not covered by our insurance, or not fully covered by our insurance, could materially harm our financial condition and results of operations.

         Estimates of Our Reserves and Future Net Revenues May Not Prove To Be Correct Because Assumptions May Turn Out To Be Wrong.

         The reserve data set forth, or included by reference, in this prospectus are only estimates, even when referred to as "proved." Petroleum engineers consider many factors and make assumptions in estimating our oil and gas reserves and future net cash flows. These estimates utilize assumptions the Securities and Exchange Commission requires for all public companies, including us. Estimates by definition are imprecise. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured exactly and of making assumptions based on the process. Inherent uncertainties exist in the projection of future rates of production and the timing development expenditures. The timing of production may be considerably different from the periods estimated. Assumptions are based on factors such as historical production from the area as compared with production from other areas, assumed effects of governmental regulation and assumptions regarding future oil and gas prices, costs, taxes and capital expenditures. Although we believe that our reserve estimates are reasonable, you should expect that actual production, revenues and expenditures relating to our reserves will vary from any estimates, and these variations may be material.

         We base the estimates of future net revenues from our proved reserves and the present value of those revenues upon assumptions about future production levels. These assumptions may be wrong. The SEC PV-10 values as reported in the Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference into this prospectus, are based on a calculated present value of assumed future revenues. Those calculations do not provide for changes in oil and gas prices or for escalation of expenses and capital costs. "SEC PV-10" refers to present value calculated using a 10% discount rate and other conditions required by the Securities and Exchange Commission. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions and discount rate upon which they are based.


         Our Use of the "Successful Efforts" Method of Accounting May Have a Negative Effect on Our Earnings.

         We use the "successful efforts" method of accounting for our investment in oil and gas properties. This method of accounting can adversely affect our reported earnings and thereby the market value of our stock because it can result in us having to charge to expense many drilling and other costs earlier than might be the case with "full cost" accounting, which is used by many oil and gas companies. This charge to expense can result in reduced earnings or larger losses than might be the case with the full cost accounting method.

         Governmental and Environmental Regulation Could Hamper Our Oil and Gas Operations.

         Our business is subject to extensive federal rules and regulations. If we fail to comply with these rules and regulations, we can incur substantial penalties. In general, the regulatory burden on the oil and gas industry increases our cost of doing business and decreases our profitability. Because these rules and regulations are frequently amended or reinterpreted, we cannot predict the future cost or impact of complying with these laws.

         The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations. They also impose other requirements relating to the exploration and production of oil and natural gas. Many states have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of wells.

         Our activities with regard to exploration, development and production of oil and gas, including the operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. These laws and regulations can increase the costs of planning, designing, installing and operating oil and gas wells. Various governmental entities can impose civil and criminal fines and penalties for noncompliance with these environmental laws and regulations. Some environmental laws can impose joint and several retroactive liability, without regard to fault or the legality of the original conduct. In addition, a release of oil into water or other areas can result in us being held responsible for the costs of cleaning up the release. That liability can be extensive, depending on the nature of the release. Other environmental regulations impose standards for the treatment, storage and disposal of both hazardous and nonhazardous solid wastes. We generate hazardous and nonhazardous solid waste in connection with our routine operations. Additionally, these environmental laws and regulations require operators like us to get permits or other governmental authorizations before undertaking routine industry activities.

         Because any violation of environmental statutes could affect a large area and because our exploration projects are drilled into horizons where little is known about the conditions we will encounter, we could incur substantial liability under these environmental statutes. If we incur a large environmental liability, our costs would increase. Increased costs could reduce the profitability and value of our properties. Given our dependence on debt financing and the importance of our lender's valuation of our collateral, any substantial decrease in the then-current estimates of total value could have detrimental effects on our operations and business plan.

         The Issuance of New Shares of Our Stock May Dilute Existing Owners' Status and May Prevent a Takeover Attempt.

         The Board of Directors has total discretion in the issuance of any shares of common stock and preferred stock. The issuance of shares of common stock or preferred stock could reduce the voting power of the purchasers of common stock covered by this prospectus, and it could have the effect of delaying, deferring or preventing a change of control of Venus Exploration. For example, the issuance of a large block of common stock to a friendly purchaser or the issuance of preferred stock with disproportionate voting rights could complicate or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management. We currently are authorized to issue 30,000,000 shares of common stock, and the Board of Directors intends to ask the stockholders to approve an increase to 50,000,000 authorized shares. We had 11,055,285 shares of common stock issued and outstanding as of December 31, 1999. We are authorized to issue 5,000,000 shares of preferred stock. We had no issued and outstanding preferred stock as of December 31, 1999.

         Third Party Sales of Our Common Stock Can Lower Our Stock Prices.

         Sales of substantial amounts of our common stock in the public market, pursuant to Rule 144 or otherwise, or the availability of shares for sale, could lower the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

         As of December 31, 1999, Venus Exploration had outstanding 11,055,285 shares of common stock. In addition, 1,735,477 shares were subject to issuance if all the outstanding warrants and vested options for our common stock are exercised. Of the issued and outstanding shares of our common stock, the rough breakdown on the marketability of those shares is as follows:

         1 million    -  freely tradeable without restriction or further
                         registration under the Securities Act of 1933

         2.4 million  -  tradeable under Rule 144 promulgated under the
                         Securities Act of 1933

         2.1 million  -  owned by Range Resources Corporation and tradeable under Rule 144

         1.5 million  -  beneficially owned by J. Morton Davis and tradeable under Rule 144

         1.4 million  -  beneficially owned by E. L. Ames, Jr., the Chairman of the Board and our Chief Executive Officer, and tradeable under Rule 144

         1.5 million  -  owned by other officers and directors and tradeable under Rule 144

         1.1 million  -  owned by Stratum Group, L.P. and being registered for resale under this prospectus


         The current market transactions involve only the 1 million shares in the first category above and some of the shares in the second category. The rest of the owners could sell, with some restrictions, all or part of their shares. If substantial amounts of our common stock are sold, then the market price of our common stock may decline making it more difficult for us to raise money by issuing equity securities.

         We May Issue Significant Amounts of Common Stock in the Future, and That May Depress Our Stock Price and Dilute Existing Stockholders.

         Under the terms of the 7% Convertible Notes described on page 19, we could be required to issue up to 869,565 shares of our common stock upon conversion of the full $1 million of indebtedness. Also, under the terms of those notes, we may issue shares of our common stock in lieu of cash interest payments. The issuance of common stock instead of cash is based upon the closing market price of our common stock on the day before the interest payment date. For example, if the closing market price was $1.00 per share the day before all future interest payments were due until maturity, we might issue up to 297,500 additional shares of common stock if we so elected under all of those notes.

         As described above, as of December 31, 1999, there are 1,735,477 shares of our common stock currently issuable upon exercise of outstanding warrants or vested options. The exercise prices and expiration dates for those warrants and options are as follows:


================================================================================
Number of Options          Exercise Price                 Expiration Date
  or Warrants
--------------------------------------------------------------------------------
9,194                         $1.00                         March 2009
--------------------------------------------------------------------------------
248,263                       $1.1191                       March 2009
--------------------------------------------------------------------------------
20,000                        $1.25                         April 2003
--------------------------------------------------------------------------------
100,000                       $1.3125                       July 2004
--------------------------------------------------------------------------------
648                           $1.375                        March 2009
--------------------------------------------------------------------------------
160,000                       $1.50                         June 2005
--------------------------------------------------------------------------------
20,000                        $1.875                        January 2006
--------------------------------------------------------------------------------
500,000                       $2.00                         October 2000
--------------------------------------------------------------------------------
26,000                        $2.00 - 2.125                 various times in
                                                            2007 and 2008
--------------------------------------------------------------------------------
544,706                       $3.00                         October 2000
--------------------------------------------------------------------------------
106,666                       $3.29 - 3.71                  various times in
                                                            2004 and 2008
--------------------------------------------------------------------------------
TOTAL - 1,735,477
================================================================================


The issuance of any of these shares could be considered dilutive to then-existing stockholders and could depress our stock price. In addition, the possibility that so many shares could be issued; i.e., an "overhang effect," could further depress the price of our common stock.

         We Could Be Delisted From the Nasdaq SmallCap Market.

         In April of 1999, the Nasdaq SmallCap Market(SM) notified us about its concern about our ability to sustain compliance with its continued listing requirements. It also notified us about the possibility that we could be delisted because our tangible net worth was below the minimum required by the Nasdaq SmallCap Market. We resolved those issues, and a Nasdaq Listing Qualifications Panel ruled that we were in compliance. However, we are still subject to the same rules that created the concern in the first place. Those rules include the possibility of delisting if our common stock trades below $1 per share. Our common stock has been trading close to the $1 range lately, and so that possibility is a concern.

         Additionally, a Nasdaq Listing and Hearing Review Council has the authority through March 13, 2000, to review the ruling of the Nasdaq Listing Qualification Panel that found us in compliance with the Nasdaq rules. That council could modify or reverse the earlier decision and delist us.

         If Nasdaq did delist us, our common stock would be traded on the OTC Bulletin Board or the "pink sheets," or not traded at all. Many institutional and other investors refuse to invest in stocks that are traded at levels below the Nasdaq SmallCap Market, and that could make our effort to raise capital more difficult. In addition, the firms that currently make a market for our common stock could discontinue that role. OTC Bulletin Board and "pink sheet" stocks are often lightly traded or not traded at all on any given day. Any reduction in liquidity or active interest on the part of investors in our common stock could hurt our holders either because of reduced market prices or a lack of a regular, active trading market for our common stock.

         A Few Stockholders Have Effective Control of Venus Exploration.

         As of December 31, 1999, Range Resources Corporation and the current officers and directors of Venus Exploration as a group beneficially own forty-seven percent (47%) of the undiluted voting power of the voting equity. One of our directors is the president of Range Resources Corporation. Consequently, if our current officers and directors and Range Resources Corporation act together, those stockholders are in a position to effectively control the affairs of Venus Exploration, including the election of all of our directors and the approval or prevention of certain corporate transactions that require majority stockholder approval.

         The following are signatories to a stockholders agreement among some of our directors, their affiliates and other stockholders.

Ames Group               Blair Group                      Range Group
----------               -----------                      -----------
E. L. Ames, Jr.          D. H. Blair Investment           Range Production I LP
                         Banking Corp.

Ellen R. Y. Ames         Rivkalex Corp.                   Range Resources, LLC

John Y. Ames             Rosalind Davidowitz

Elizabeth A. Jones       Parliament Hill Corporation

Eugene L. Ames, III

Stephen J. Ames

George J. Ames

Robert Oliver

Patrick A. Garcia

Raymond Koger

Gloria Barrett

Venus Oil Company

James W. Gorman

Jere W. McKenny


Pursuant to that agreement, in any election of directors held before May 27, 2000, the parties will vote their shares for the four nominees nominated by a stockholder group led by the Chairman of the Board and for one nominee of Range Resources Corporation. This stockholders agreement effectively increases the control by those stockholders who are a party to it because their 62% of total outstanding shares of common stock will, by agreement, be voted as a single block in the election of our board of directors. That virtually ensures that those stockholders will elect the controlling majority of the board of directors. If the stockholders agreement was not in place, those stockholders might not vote for the same candidates. Of course, the percentage of outstanding shares owned by the group may change if some of those stockholders' shares are sold, if members of the group acquire additional shares, or if Venus Exploration issues new shares of common stock.

         The stockholders agreement terminates on May 27, 2000, except that the rights and obligations of any member of the three listed groups to the agreement cease earlier when that group owns beneficially less than 250,000 shares of our common stock.

         Our Liquidity and Prices May Be Reduced by the Lack of an Active Trading Market for Our Stock.

         A significant portion of our common stock is held by a small number of stockholders, including directors, officers and a few larger stockholders. Many of those shares are restricted from resale pursuant to the Securities Act of 1933. As a result, our common stock is not actively traded, and a stockholder may not be able to sell his or her stock when he or she wants to sell. On many days our common stock is not traded at all. A large block of shares of the common stock may not be able to be sold in a short period of time. In addition, the trading price of our common stock has been, and can be, volatile.

         We Depend Heavily on Senior Management and An Experienced Technical Staff.

         We are dependent upon Eugene L. Ames, Jr., Chairman of the Board and Chief Executive Officer, and John Y. Ames, President and Chief Operating Officer. Mr. Eugene L. Ames, Jr. is our executive with the most extensive contacts and relationships in the oil and gas industry. John Y. Ames has extensive experience in land management and acquisition. We are also dependent on Thomas E. Ewing and Bonnie Weise, both of whom are actively involved in the technical application of the geoscience methods that are the basis for our exploration activities. Dr. Ewing and Ms. Weise possess valuable experience and knowledge with regard to oil and gas exploration, and their technical expertise would be difficult to replace. We have employment agreements with Messrs. Ames, Jr., and Ewing and Ms. Weise, all of which have non-competition clauses. We do not carry key-man insurance on any of these individuals. Our business and operations could be seriously harmed if Mr. Ames, Jr., Mr. J. Ames, Mr. Ewing or Ms. Weise were to leave Venus Exploration.


                           FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference as discussed under "Where You Can Find More Information" may contain "forward-looking statements" within the meaning of federal securities laws. We use words such as "may," "will," "believe," "expect," "intend," "plan," "seek," "anticipate," "estimate" or "continue" to identify many of our forward-looking statements. Forward-looking statements may also be identified by the negative form or other variations of these verbs. We may use many other comparable terms that by their nature indicate forward-looking statements.

         Examples of forward-looking statements we make in this prospectus include statements regarding our financial position and liquidity, the volume or discounted present value of our oil and natural gas reserves, our ability to service indebtedness and our strategic plans, including our ability to acquire oil and natural gas assets and to develop new reserves attributable to the assets.

         Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know if they will prove to be correct. When you consider any of these forward-looking statements, you should keep in mind the factors and cautionary statements disclosed in this prospectus. The risk factors noted throughout this prospectus provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement.

                             VENUS EXPLORATION, INC.

         General

         We have been engaged in the exploration, development and acquisition of oil and gas properties since 1996. Our corporate predecessors started in the oil and gas business in 1962, and our chief executive officer has been actively involved in the industry since 1954. We presently have oil and gas properties, acreage and production in nine states with our primary exploration and development activity focused in Texas, Oklahoma and Louisiana. We are a Delaware corporation, and our principal executive offices are located at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209. Our telephone number is (210) 930-4900.

         Business Strategy

         Venus Exploration uses a growth strategy of:

         o     exploring for oil and gas reserves,

         o     expanding reserves in existing oil and gas fields, and

         o     acquiring strategic producing properties with upside potential.

         We explore for undiscovered onshore oil and gas reserves using advanced geoscience technology. The primary geoscience technologies we use are 2-D and 3-D seismic surveys and the scientific techniques used to interpret the data gathered by these seismic surveys. A seismic survey sends pulses of sound from the surface down into the earth and records the echoes reflected back to the surface. By calculating the speed at which sound travels through the various layers of rock, we can estimate the depth to the reflecting surface. We use computers to perform calculations. It then becomes possible to create a picture of the possible rock structures deep below the earth's surface. A 2-D seismic survey provides us with information on a slice through the underground structure. A 3-D seismic survey provides us a three dimensional picture of these rock structures. These pictures enable us to estimate the potential size of a potential oil and gas reservoir and the best location for drilling an exploratory well. Considerable computer resources and geophysical expertise are required to process and to interpret the 3-D survey and to transform it into a useable product.

         In addition to exploring for new oil and gas reserves in previously undiscovered fields, we also use advanced geoscience technology to exploit and to develop oil and gas reserves in currently producing fields. The fields being exploited or developed consist of fields discovered by us or others but that we believe are not fully developed. We are conducting active exploitation and development activities in 7 different fields in Texas, Oklahoma and Utah. Our working interest in those fields varies in size from 2.5% to 100%, and we operate the wells in 4 of the 7 active fields. During 1999, due to the significant decline in oil and natural gas prices during 1998 and our shortage of capital, we emphasized acquiring and expanding reserves in existing oil and gas fields rather than exploring for new reserves in unestablished areas.

         We will continue to seek strategic producing property acquisitions that offer near- term production and longer-term development and exploration opportunities that can be investigated through the application of advanced technology by our exploration team. We also seek to accomplish strategic acquisitions of producing assets with development and exploratory potential through strategic alliances with other oil and gas companies. We may also sell non-strategic properties as a part of our effort to concentrate on our focus areas.

                               RECENT DEVELOPMENTS

1. During 1999, we formed a joint venture to acquire properties from Apache Corporation. We sold those interests on December 31, 1999.

         Purchase of Producing Properties by EXUS Energy. On June 30, 1999, EXUS Energy, LLC, a Delaware limited liability company owned 50% by EXCO Resources, Inc. and 50% by Venus Exploration, completed the acquisition from Apache Corporation of certain oil and natural gas properties located in Jackson Parish, Louisiana. EXCO Resources is a publicly-held oil and gas company based in Dallas, Texas. The properties included 17 producing wells, and EXCO Resources operated them after the closing. The properties included about 8,000 acres, of which about 80% was developed.

         The purchase price, before closing adjustments, was $28.5 million, and after adjustments, it was approximately $27.6 million. The adjustments principally reflected production since March 1, 1999, the effective date of the acquisition. EXUS Energy funded the purchase with $14 million drawn under its credit facility and $14 million of equity capital.

         Of the initial $14 million of EXUS Energy equity capital, EXCO Resources provided $7 million from its cash on hand, and we provided $7 million from borrowed funds. On June 30, 1999, we borrowed $7 million from EXCO Resources under the terms of an $8 million convertible promissory note. All borrowings under the note were secured by a first priority lien providing a security interest in our membership interest in EXUS Energy and in our distribution and income rights in EXUS Energy.

         On June 30, 1999, EXUS Energy entered into a credit facility with NationsBank, N.A. as administrative agent and lender. The credit facility provided for borrowings up to $50 million. All borrowings under the credit facility were secured by a first lien mortgage providing a security interest in substantially all assets owned by EXUS Energy, including all mineral interests.

         Sale of EXUS Energy Properties. On December 31, 1999, we sold our interest in the EXUS Energy properties in Jackson Parish, Louisiana, as did EXCO Resources. The gross purchase price for our interest was $18.7 million, and we expect to report a gain on the sale of approximately $4.3 million.

         To effect the sale, EXUS Energy distributed the properties to EXCO Resources and us, as the owners of EXUS Energy, in equal portions. EXCO Resources and we then sold our undivided interests effective December 31, 1999. The instruments of conveyance were executed and delivered into escrow on December 31, 1999, and the cash consideration was delivered to the escrow agent on January 6, 2000. We agreed to the delay in the payment because of concerns about the potential for a Y2K disruption to the banking system.

         We used $7.1 million of the net proceeds to repay our share of the EXUS Energy bank debt under the NationsBank credit facility, $7 million to repay our convertible note to EXCO Resources, $250,000 to satisfy a prepayment penalty under the EXCO Resources convertible note, and $3.7 million to reduce our bank debt.

2. In the fourth quarter of 1999, we sold a subordinated promissory note in the principal amount of $750,000 to Mr. E. L. Ames, Jr., our Chairman of the Board and Chief Executive Officer.

         During October 1999, we sold to Eugene L. Ames, Jr., our Chief Executive Officer and the Chairman of the Board of Directors, a $750,000 subordinated note. We received net proceeds of approximately $730,000 after legal and other costs associated with the transaction. We used the proceeds to fund working capital. Our obligation to Mr. Ames is unsecured and subordinated to the rights of our bank and other lenders unless those lenders agree otherwise. The exceptions to the subordination are the holders of the 7% convertible subordinated notes that are described below, and those parties have equal priority. Interest on the note is payable monthly, in cash, at a rate equal to Frost National Bank prime rate plus 1%. On December 31, 1999, the interest rate was 9.5%.

         If an event of default occurs, Mr. Ames may demand immediate repayment of the principal amount and any accrued but unpaid interest. He will also have all other rights generally allowed by contract and applicable law. Events of default include, among other conditions, a default under other indebtedness or securities.

         The note matures in 2004, at which time all the unpaid principal is due and payable. The note was issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. As a result, its sale is restricted.

3. In the first half of 1999, we sold convertible subordinated promissory notes totaling $1,000,000 to six investors.

         On April 14, 1999, we sold to James W. Gorman, a director of Venus Exploration, a 7.0% convertible subordinated promissory note in the principal amount of $100,000. On May 24, 1999, we sold to Michael E. Little, who is now a director of Venus Exploration, a similar note in the principal amount of $250,000. In addition to the subordinated notes issued to Messrs. Gorman and Little, we sold subordinated notes to four other persons, none of whom are or were affiliated with Venus Exploration. Those other notes totaled $650,000.

         The subordinated notes bear interest at a rate of 7% per annum, or 10% in the event of default. At our option, we may pay the interest in either cash or our common stock. If we choose to pay interest in common stock, the number of shares to be issued will be determined by dividing the interest payment due by the market price of one share of Venus Exploration common stock on the last trading day preceding the interest payment date. Interest is payable quarterly beginning on June 30, 1999. We have paid all interest payments through December 31, 1999, with 37,105 shares of our common stock.

         The subordinated notes mature on March 31, 2004, at which time all of the unpaid principal is due and payable. The noteholders can convert the debt to common stock at any time, and the conversion is based on a price of $1.15 per share. The conversion price will be adjusted proportionately in cases where the number of the outstanding shares of common stock is changed on a pro rata basis; e.g., dividends of stock and stock splits.

         Another cause of an adjustment to the conversion price is if we issue common stock, or securities convertible into common stock, at a price lower than the $1.15 conversion price, as adjusted. If that happens, the conversion price will be reduced to the price as which those other securities are being sold.

         If we issue convertible subordinated notes or other similar securities with better terms, the holders of the six subordinated notes also have the right to get replacement notes that have those better terms, at least with regard to a higher stated interest rate, a higher premium upon early redemption, a lower per-share conversion price, or a longer period before we can cause a mandatory redemption.

         We have a conditional option of converting the outstanding balance of each subordinated note to shares of our common stock. That option does not mature until thirty- six months after the original issuance of the note, and the condition to our option to convert is that the closing market price for the shares of our common stock must have exceeded $3.60 per share for at least 25 out of the preceding 30 trading days. The conversion is based on the same $1.15 price per share.

         The subordinated notes allow us to redeem them for cash and the payment of a redemption premium. That right begins on the second anniversary of the original issuance. The redemption premium begins at 18% and decreases 1% per month after that, and there is a credit against the premium for all accrued interest on the subordinated notes to the date of the redemption. We also have a preferential right to buy the subordinated notes if the holders decide to sell them.

         If an event of default occurs, the noteholders may demand immediate repayment of the principal amount and any accrued but unpaid interest. They will also have all other rights generally allowed by contract and applicable law. Events of default include:

        o the continuation of our failure to pay the noteholders for more than three days after any amount becomes due,

        o our failure to perform material obligations under the subordinated notes,

        o     a default under other indebtedness or securities,

        o a materially false or misleading representation in the subordinated notes or any of our filings with the SEC as of the date of the subordinated notes,

        o     our bankruptcy, or

        o an uninsured judgment against us of more than $25,000 that is not promptly discharged.


4.       During 1999, we sold oil and gas properties to reduce our indebtedness.

         On January 27, 1999, we sold our oil and gas properties in West Virginia to Allegheny Interests, Inc., and Meridian Exploration Corporation for a gross purchase price of $1,170,000. We used $1 million of the net purchase price to reduce our outstanding bank debt. The properties included interests in 58 wells and a pipeline system that serviced many of the wells. We also sold our interest in a limited partnership that owned property rights in oil and gas wells in West Virginia. During 1998, the production from these properties was the equivalent of 145,385 thousand cubic feet of natural gas, or about 11.3% of our total 1998 production. According to the estimates of the proved reserves included in our Annual Report on Form 10-K for the year ended December 31, 1998, the properties we sold were 10.9% of our total proved reserves as of December 31, 1998. We made this calculation before we recognized any production or reserves from the EXUS Energy properties.

         On February 12, 1999, we sold our interest in the H.E. White Unit in Freestone County, Texas, to Petroleum Development Corporation and Warren Resources, Inc. for a gross purchase price of $1,150,000. Out of the net proceeds, we used $650,000 to reduce our outstanding bank debt. The properties that we sold included interests in 3 existing wells with production of 41,841 thousand cubic feet of natural gas during 1998, or about 3.3% of our total 1998 production. According to the estimates of proved reserves included in our Annual Report on Form 10-K for the year ended December 31, 1998, the properties we sold were 17.5% of our total proved reserves as of December 31, 1998. We made this calculation before we recognized any production or reserves from the EXUS Energy properties.

5.       We are potentially in default under our primary credit facility.

         During 1998 our financial situation deteriorated in large part due to a downturn in oil and gas prices, a lack of cash flow and an inability to raise capital to finance new drilling projects or acquisitions of oil and gas properties. Throughout 1999 we received a series of waivers from our lender for defaults under our revolving credit agreement. Our first waiver was granted effective August 18, 1998. Currently, we are in default under two of the financial covenants in that revolving credit agreement with our principal lender. We have failed to maintain (a) our ratio of current assets to current liabilities at 1:1 or more, and (b) our tangible net worth at $5,250,000 or more. As of September 30, 1999, our current ratio was 0.5:1.0, and our tangible net worth was a negative $452,000. These covenant defaults have been waived by our lender until March 31, 2000. In addition, our independent auditors raised a "going concern" question in the auditors' report on our 1998 financial statements.

         We have made some progress in addressing the situation, the result being that our bank debt is down to approximately $152,000. Our actions began during the first quarter of 1999 when we sold non-core properties for a gross purchase price of $2,340,000 in cash. That allowed us to repay $1,670,000 of our debt on the revolving credit facility. Our bank debt was $5.54 million before that payment.

         In the second quarter, we sold 7% convertible promissory notes in the principal amount of $1,000,000, which provided net proceeds of about $975,000. In the fourth quarter of 1999, we sold a subordinated note to Mr. Ames for $750,000 to Mr. Ames. That transaction provided net proceeds of about $730,000. We used the proceeds from those transactions for general working capital.

         We also expect to report a gain of approximately $4.3 million from the sale of the EXUS Energy properties. We applied the net proceeds from the sale to reduce the outstanding bank debt. On a pro forma basis as of November 30, 1999, assuming the sale of the EXUS Energy properties occurred on November 30, 1999, our current ratio would have been 0.97:1, the current asset deficiency would have been $70,000, and our aggregate tangible net worth would have been $3.3 million.

         The increase in oil and natural gas prices also helped by increasing our cash flow. Oil prices averaged $19.25 per barrel in the third quarter of 1999, as compared to $11.51 per barrel in the third quarter of 1998. Natural gas prices averaged $2.56 per thousand cubic feet in the third quarter of 1999, as compared to $2.12 per thousand cubic feet in the third quarter of 1998. Although natural gas prices have declined from their highs for 1999, they are approximately at their two-year average. During January 2000, the market price for oil has reached new highs and since approximately 60% of our current production is crude oil, cash flows to our properties should improve further. Based upon sales volumes for the nine-month period ended September 30, 1999, a $1 increase in crude oil prices increases our revenues by approximately $63,400.

         In summary, after the sale of the EXUS Energy properties, our financial condition has improved significantly. We intend either to renegotiate our bank debt with our present lender or to refinance the debt with another bank lender during the first quarter of 2000. In either case, we expect to be in compliance, and to be able to stay in compliance, with the terms of our credit facility by the end of the first quarter of 2000. However, if we are not successful, our bank lender may declare all amounts borrowed under the credit agreement, together with accrued interest, to be due and payable. If we do not repay the indebtedness promptly, our bank lender could then foreclose against any collateral securing the payment of the indebtedness. Substantially all of our oil and gas interests secure our bank credit agreement.

6.       Threatened Delisting from Nasdaq SmallCap Market(SM)

                  On April 26, 1999, the Nasdaq SmallCap Market(SM) notified us about its concern about our ability to sustain compliance with its continued listing requirements. It also notified us about the possibility that we could be delisted because our tangible net worth was below the minimum required by the Nasdaq SmallCap Market. We sent Nasdaq a written response that supplied the information that it requested. On August 30, 1999, Nasdaq advised us that it intended to delist us effective with the close of business on September 8, 1999. We asked for, and were granted, a hearing by a Nasdaq Listing Qualifications Panel so that we could appeal the Nasdaq staff's determination and so that we could request additional time to implement our plan to achieve compliance with Nasdaq listing requirements. That hearing was held on October 14, 1999, and the panel ruled that we could maintain our listing through the end of 1999 on the condition that we complete a transaction in that interim that would allow us to file with the SEC and Nasdaq a report of net tangible assets of at least $3,600,000. The panel subsequently extended that deadline until January 18, 2000.

          As reported above, we sold the EXUS Energy properties on December 31, 1999, and on January 18, 2000, we sent the NASDAQ Listing Qualification Panel an unaudited pro forma balance sheet that shows tangible net assets of $3,300,000 as of November 30, 1999. We requested that it accept that level of tangible net assets as sufficient and remove the conditional status of our listing. On January 28, 2000, the panel informed us that it had granted both of those requests.



                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of (a) 30,000,000 shares of common stock, and (b) 5,000,000 shares of preferred stock. At December 31, 1999, we had (a) 11,055,285 shares of common stock outstanding, and (b) no issued or outstanding shares of preferred stock. We have issued options and warrants to purchase 1,735,477 shares of our common stock have been reserved for issuance upon the possible exercise of currently outstanding options. Also, we have reserved 1,167,065 shares of our common stock for issuance in connection with outstanding debt and future interest premiums that are convertible into common stock.

         Common Stock

         The holders of shares of common stock possess full voting power for the election of directors and for all other purposes. Each holder of common stock is entitled to one vote for each share of common stock held of record by that holder. The shares of common stock do not have cumulative voting rights.

         Preferred Stock

         At any time, the Board of Directors may allow the issuance of fully authorized shares of preferred stock. Approval may not be needed from the existing stockholders. The preferred stock may be in classes or series and may have various powers, rights, preferences and limitations. Any dividend preferences given to preferred stock could reduce the funds available for the payment of dividends on common stock.

         Also, holders of preferred stock could be given a priority position over the common stockholders upon any liquidation, dissolution or winding up of Venus Exploration. That could complicate or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.

                                 USE OF PROCEEDS

         We will not receive any proceeds from any sale of shares of common stock covered by this prospectus.

                              SELLING STOCKHOLDER

         The only selling stockholder who may offer common stock through this prospectus is Stratum Group, L.P.

         Our Relationship with Stratum: The Stratum Debt-for-Equity Exchange.

         On December 3, 1998, we completed a debt-for-equity exchange with Stratum Group, L.P. As a result, we converted our subsidiary's debt of $1.605 million into 1.1 million shares of common stock covered by this prospectus. Our subsidiary had borrowed the $1.605 million under a credit facility created in 1996. Stratum Group Energy Partners, L.P. was the lender, and the credit facility provided that the lender's only recourse was against our subsidiary and the properties that it owned. In connection with the credit facility, our subsidiary assigned Stratum some overriding royalty interests. These overriding royalty interests were equal to 5% of the subsidiary's net revenue interest in the properties that were subject to the Stratum deed of trust. Under the terms of the credit agreement, Stratum could convert the overriding royalty interests into equity and was given restricted warrants to buy our common stock. These conversion rights and warrants were exercisable against 589,882 shares of common stock that were owned by the entities that were the stockholders at the time the credit facility was created. In connection with the debt-for- equity exchange, we obtained (a) a full release from our other obligations to the Stratum Group, L.P. and its affiliates, (b) the warrants to acquire up to 589,882 shares of our common stock, and (c) the overriding royalties in our subsidiary's producing properties.

         "Overriding royalty interests" are real property interests that entitle the owner to a part of the revenue stream from oil and gas production without having to pay the costs of production and without being subject to most liabilities related to drilling and production.

         In connection with the debt-for equity exchange, Venus Exploration and Stratum entered into a registration rights agreement. In that agreement, we agreed to file this registration statement on Form S-3 on or before March 5, 1999, which we did. We must use our reasonable best efforts to keep the registration statement continuously effective until two years after the effective date of the registration statement unless all the covered shares may be sold without restrictions under Rule 144(k).

         The registration rights agreement also provides for piggyback registration rights that allow the owners of the 1,100,000 shares to include those shares in any registration statement that we file for our own behalf. Exceptions are (a) Venus Exploration's registrations on Forms S-4 and S-8, and
(b) our right to limit the number of Stratum shares to be included to that number which our managing underwriter believes can be included without materially jeopardizing the successful marketing of shares to be registered. Stratum must de-register under this registration statement any shares to be sold under our other registration statements. These piggyback registration rights expire two years after the effective date of the registration statement unless all the covered shares may be sold without restrictions under Rule 144(k).

         Under the registration rights agreement, we generally bear the expense of any registration statement, while Stratum and any other selling stockholders generally bear selling expenses, such as underwriting commissions and discounts. The registration rights agreement also includes customary indemnification provisions. The information below is as of the date of this prospectus and has been furnished by Stratum. The ultimate beneficial owners of Stratum are numerous individual investors who own, in the aggregate, a 5% beneficial interest in Stratum, and The Beacon Group Energy Investment Fund, L.P., a New York, New York based limited partnership that has the principal business purpose of engaging in energy-related investments and which owns, in the aggregate, a 95% beneficial interest in Stratum. The sole general partner of the limited partnership is Beacon Energy Investors, LLC, which is a Delaware limited liability company managed by numerous individual investors. Joseph M. Rinaldi, as the Chief Executive Officer of Stratum has the full authority to vote the shares of common stock that are being registered under this registration statement. Stratum has not held any position or office, nor has it had any other material relationship with us or any of our predecessors or affiliates in the the last three years, other than as lender to our wholly-owned subsidiary.

                                         NUMBER OF                       NUMBER OF
                                          SHARES        PERCENTAGE OF     SHARES       NUMBER OF
                                          OWNED          OUTSTANDING       BEING        SHARES
               NAME OF                  BEFORE THIS       COMMON         REGISTERED    OWNED AFTER
         SELLING STOCKHOLDER             OFFERING(1)       STOCK(2)      FOR-RESALE   THE OFFERING(3)
         --------------------          ------------     -------------    ----------   -------------
Stratum Group, L.P                      1,100,000           9.9%         1,100,000        -0-

       TOTAL                            1,100,000           9.9%         1,100,000        -0-


--------------
        (1)Stratum does not own any shares of our common stock other than those shares described in and covered by this prospectus.

        (2)Assumes all shares of our common stock registered for resale pursuant to this prospectus are outstanding.

        (3)Assumes all shares of common stock registered for resale pursuant to this prospectus are sold.



                              PLAN OF DISTRIBUTION

         This prospectus covers offers and sales from time to time by Stratum Group, L.P. of the 1,100,000 shares of the common stock that it received in the debt-for-equity exchange with Venus Exploration.

         It also covers offers and sales by other parties to which Stratum has legally transferred any of those shares. Pursuant to Rule 416 under the Securities Act of 1933, the selling stockholders may also offer and sell shares of common stock issued as a result of, among other events, stock splits, stock dividends and similar events.

         Stratum and their pledgees, donees, transferees or other successors-in-interest may sell all or a portion of the shares of common stock being registered hereunder:

        o   to or through one or more underwriters,
        o   directly to other purchasers or through agents,
        o   in ordinary brokerage transactions,
        o   in negotiated transactions,
        o   at market prices prevailing at the time of sale, or
        o at prices related to the then prevailing market price or some other negotiated price.

         The selling stockholders may engage in short sales, short sales against the box, puts and calls, and other transactions in our securities or derivatives of our securities. They may sell and deliver the shares of common stock or assign the shares in settlement of loans. The selling stockholders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares of common stock.

         In effecting sales, the selling stockholders' brokers and dealers may arrange for other brokers or dealers to participate in the transactions. Brokers or dealers may get commissions or discounts from the selling stockholders. If any broker-dealer acts as agent for the purchaser of shares, it may get a commission or discount from that purchaser. Those commissions or discounts may be in amounts to be negotiated, but they are not expected to exceed those customary in the types of transactions involved.

         Broker-dealers may agree with the selling stockholders to sell a specified number of shares of common stock at a stipulated price per share. If the broker-dealer cannot do so, it may purchase for itself any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as a principal may later resell those shares of common stock in transactions in the over-the-counter market or otherwise at similar prices and on terms like the ones the selling stockholders are allowed to sell those shares. In connection with those resales, the broker-dealers may pay commissions to the purchasers or receive commissions from the purchasers. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 promulgated under the Securities Act of 1933, rather than pursuant to this prospectus.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with those sales. In that case, any commissions received by those broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         In order to comply with applicable states' securities laws, the shares of common stock will be sold in jurisdictions so requiring only through registered or licensed brokers or dealers. In addition, some states' laws require that the common stock not be sold unless the common stock has been registered or qualified for sale in that state or unless an exemption from registration or qualification is available and is satisfied.


                                  LEGAL MATTERS


         The validity of the shares of common stock offered hereby will be passed upon for Venus Exploration by our legal counsel, Haynes and Boone, LLP, San Antonio, Texas. Will C. Jones IV, Of Counsel to Haynes and Boone, LLP, is married to Elizabeth Ames Jones. Mrs. Jones beneficially owns 262,373 shares of common stock and is a member of the Ames Group, which is a signatory to the stockholders agreement described in the "Risk Factors" section on page 14. Mrs. Jones is the daughter of Eugene L. Ames, Jr., Chairman and Chief Executive Officer, and she is the sister of John Y. Ames, President and Chief Operating Officer, and of Eugene L. Ames, III, Vice President.


                                     EXPERTS

         The consolidated financial statements of Venus Exploration, Inc. and subsidiaries as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 appearing in our Annual Report on Form 10-K for the year ended December 31, 1998, have been incorporated herein by reference in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 1998 consolidated financial statements contains an explanatory paragraph that states that Venus Exploration's recurring losses from operations and accumulated deficit raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The report of KPMG LLP also contains an explanatory paragraph that states that the consolidated financial statements have been restated to reduce the amount of impairment expense for the fiscal year ended December 31, 1998, to give effect to escalating price assumptions in the impairment calculation.

          The statements of revenues and direct operating expenses of the Jackson Parish properties for the years ended December 31, 1998, 1997 and 1996 appearing in the Company's Current Report on Form 8-K dated June 30, 1999, as amended by Current Report on Form 8-K/A-2 dated December 20, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The estimates relating to our proved oil and gas reserves and future net revenues of oil and gas reserves as of December 31, 1998, incorporated in this prospectus by reference from the Annual Report on Form 10-K for the year ended December 31, 1998, are based upon estimates of reserves prepared by Pollard, Gore and Harrison Petroleum Engineers in reliance upon its reports and upon the authority of that firm as experts in petroleum engineering.


  DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Pursuant to the registration rights agreement between Venus Exploration and Stratum, we have agreed to indemnify each selling stockholder and its officers, directors, agents, brokers, investment advisors and employees against any losses, claims, damages, liabilities, costs and expenses arising out of or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the registration statement or any prospectus, including any amendments or supplements thereto, or (b) the omission or alleged omission to state in those documents a material fact required to be stated or necessary to make the statements not misleading. There is an exception if those liabilities arise solely out of, or are based upon, any information furnished in writing to Venus Exploration by a selling stockholder for use in the registration statement or an amendment or supplement thereto. In addition, each Stratum selling stockholder has agreed to indemnify us and our officers, directors, employees and agents against any losses, claims, damages, liabilities, costs or expenses arising solely out of written information furnished by that selling stockholder for use in the registration statement or any amendment or supplement. The selling stockholder's liability is limited to the dollar amount that it receives from the sale of the common stock.

         If our directors and officers are indemnified for liabilities under the Securities Act of 1933 and if that indemnification is based on the terms of the registration rights agreement, we have been advised by the Securities and Exchange Commission that it believes that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.


                       WHERE YOU CAN FIND MORE INFORMATION

         You can read and copy any of the reports, proxy statements and other information that we file with the Securities and Exchange Commission as required by the Securities Exchange Act of 1934. These are available at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can get information about the Public Reference Room by calling the SEC at 1-800-SEC-0330, or 1-800-732-0330. The SEC also maintains a Website at ( http://www.sec.gov). At the SEC's Website, you can get reports, proxy and information statements and other information regarding Venus Exploration and other issuers that file electronically with the SEC.

         In addition, our common stock is traded on the Nasdaq SmallCap Market(SM) under the symbol "VENX." Reports, proxy statements and other information concerning Venus Exploration can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. You may also contact us directly at our website at (http://www.venusexploration.com).

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended. This prospectus, which is a part of that registration statement, does not contain all the information in the registration statement. Parts of the registration statement are contained in schedules and exhibits to the registration statement as permitted by the SEC. This prospectus summarizes parts of the documents contained in those schedules and exhibits. You should not rely on the summaries in this prospectus. Rather, you should read the exhibits and schedules for the complete description. The registration statement, including its exhibits, can be inspected and copied at the SEC's Public Reference Room, the SEC's regional offices, and at the offices of the National Association of Securities Dealers, Inc. referred to above in Washington, D.C., at prescribed rates.


                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents we file with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information we file after the date of this prospectus will update and supersede information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended until the offering of the shares offered by this prospectus is terminated:

        o Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended;

        o Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as amended;
        o Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, as amended;
        o Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as amended;

        o Current Report on Form 8-K dated January 27, 1999, and filed on February 11, 1999, as amended;
        o Current Report on Form 8-K dated February 12, 1999, and filed on February 26, 1999, as amended;
        o Current Report on Form 8-K dated June 30, 1999, and filed on July 15, 1999, as amended;
        o Current Report on Form 8-K dated December 31, 1999, and filed on January 18, 2000; and

        o    Registration Statement on Form 8-A filed on March 12, 1986.

         Any statement contained in a document incorporated into this prospectus should be considered superseded or modified for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document that also is incorporated by reference, modifies or supersedes that statement. Any modified or superseded statement, except as so modified or superseded, will not be considered a part of this prospectus.

         We will provide to each person, including any beneficial owner, to whom this prospectus is delivered any of the information that has been incorporated into this prospectus by reference but is not delivered with it. We will send that information without charge if you call or write with that request. You may ask for the information by calling Mr. John Y. Ames at (210) 930-4900, or you can send written requests to:

                                Venus Exploration, Inc.
                                1250 N.E. Loop 410, Suite 1000
                                San Antonio, Texas 78209
                                Attention: John Y. Ames, President